UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13(d)-2(a)
(Amendment No. 1)*

Hancock Fabrics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409900107

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ASPEN ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	1,349,679
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	1,349,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,349,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.47%
14	TYPE OF REPORTING PERSON		OO, IA

1	NAMES OF REPORTING PERSONS LENADO CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	5,143,859
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	5,143,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,143,859
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.61%
14	TYPE OF REPORTING PERSON		OO, IA

1	NAMES OF REPORTING PERSONS LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,383,930
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,383,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,383,930
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		15.61%
14	TYPE OF REPORTING PERSON		PN

1	NAMES OF REPORTING PERSONS LENADO CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,808,678
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,808,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,808,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		17.23%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS ENTERASPEN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,684,860
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	2,684,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,684,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.48%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS SPV UNO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	174,537
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	174,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		174,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.86%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS OWL CREEK CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	174,537
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	174,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		174,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.86%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS SPV QUATRO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,684,860
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	2,684,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,684,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.48%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS NIKOS HECHT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	6,668,075
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	6,668,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,668,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.05%
14	TYPE OF REPORTING PERSON		IN

This Amendment No. 1 to Schedule 13D is being filed jointly by Aspen Advisors LLC (“Aspen Advisors”), Lenado Capital Advisors, LLC, formerly known as Sopris Capital Advisors, LLC (“Lenado Advisors”), Lenado Partners, Series A of Lenado Capital Partners, L.P., formerly known as Sopris Partners, Series A of Sopris Capital Partners, L.P. (“Lenado Partners”), Lenado Capital, LLC, formerly known as Sopris Capital, LLC (“Lenado Capital”), EnterAspen Limited (“EnterAspen”), Owl Creek Capital LLC (“Owl Creek”), SPV UNO, LLC (“SPV UNO”), SPV Quatro, LLC (“SPV Quatro”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”), to supplement and amend the Schedule 13D filed May 30, 2008 on behalf of certain of the Reporting Persons and certain other filers as set forth therein. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Except as set forth in this Amendment No. 1 to Schedule 13D, capitalized terms defined in the Schedule 13D are used herein with their defined meaning. All references to Sopris Advisors, Sopris Partners and Sopris Capital in the Schedule 13D shall be deemed to be references to Lenado Advisors, Lenado Partners and Lenado Capital, respectively.

ITEM 2. IDENTITY AND BACKGROUND

The first three paragraphs appearing under Item 2 of the Schedule 13D are amended and restated in their entirety to read as follows:

(a-c)

This Statement on Schedule 13D is being filed jointly by Aspen Advisors, Lenado Advisors, Lenado Partners, Lenado Capital, EnterAspen, Owl Creek, SPV UNO, SPV Quatro and Nikos Hecht. The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487, Grand Cayman, Cayman Islands, KY1-1106. The principal business office of each of Lenado Partners, Lenado Capital, Lenado Advisors, Owl Creek, SPV UNO, SPV Quatro and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611.

Lenado Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Lenado Capital is a Delaware limited liability company, the business of which is acting as the general partner of Lenado Partners and several other affiliates. Each of Aspen Advisors and Lenado Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Lenado Partners and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands Exempted Company. Owl Creek is a Delaware limited liability company, the business of which is to serve as the managing member of SPV UNO. Each of SPV UNO and SPV Quatro is a Delaware limited liability company, investing principally in securities of distressed companies. Mr. Hecht is the managing member of Owl Creek, Lenado Advisors and SPV Quatro and is the sole member of the managing member of Aspen Advisors, Lenado Capital and SPV UNO, and is engaged, through Aspen Advisors and Lenado Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

As the managing member of Owl Creek, Lenado Advisors and SPV Quatro, the sole member of the managing member of Aspen Advisors, Lenado Capital and SPV UNO and the owner, directly or indirectly, of a majority of the membership interests in each of Aspen Advisors, Lenado Advisors, Lenado Capital, Owl Creek, SPV UNO and SPV Quatro, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Lenado Advisors, Lenado Capital, Owl Creek, SPV UNO and SPV Quatro and, through Lenado Capital, Lenado Partners.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraph to the end of such Item 3 of the Schedule 13D:

On July 12, 2010, a private institutional account managed by Lenado Advisors transferred Notes in the principal amount of $362,082.98 and Warrants to purchase an aggregate of 174,537 shares of Common Stock to SPV UNO. On December 31, 2010, EnterAspen entered into agreements to transfer Notes in the principal amount of $3,346,033.88, 1,194,810 shares of Common Stock and Warrants to Purchase 1,490,050 shares of Common Stock to SPV Quatro. SPV UNO used available working capital to finance the acquisition of the Notes and related Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,668,075 shares of Common Stock, representing approximately 28.1% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned[1]

Aspen Advisors	1,349,679	6.47%
Lenado Advisors	5,143,859	22.61%
Lenado Partners	3,383,930	15.61%
Lenado Capital	3,808,678	17.23%
EnterAspen	2,684,860	12.48%
SPV UNO	174,537	0.86%
Owl Creek	174,537	0.86%
SPV Quatro	2,684,860	12.48%
Nikos Hecht	6,668,075	28.05%

(b) Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

		Number of Shares as to which the Reporting Person has
Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

Aspen Advisors	0	1,349,679	0	1,349,679
Lenado Advisors	0	5,143,859	0	5,143,859
Lenado Partners	0	3,383,930	0	3,383,930
Lenado Capital	0	3,808,678	0	3,808,678
EnterAspen	0	2,684,860	0	2,684,860
SPV UNO	0	174,537	0	174,537
Owl Creek	0	174,537	0	174,537
SPV Quatro	0	2,684,860	0	2,684,860
Nikos Hecht	0	6,668,075	0	6,668,075

______________

1 The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of the Warrants, beneficially owned by such Reporting Person by (ii) the sum of the 20,031,710 shares of Common Stock reported by the Company to be outstanding pursuant to its Report on Form 10-Q for the period ended October 30, 2010 and the number of shares of Common Stock issuable upon exercise of the Warrants beneficially owned by such Reporting Person.

Of the shares reported as beneficially owned in this Schedule 13D, 3,383,930 shares are owned directly by Lenado Partners, 424,748 shares are owned directly by a private investment partnership with Lenado Capital as its general partner and Lenado Advisors as its manager, 174,537 shares are owned directly by SPV UNO, 2,684,860 shares are owned by EnterAspen, of which 1,349,679 are owned through an account managed by Aspen Advisors and of which 1,335,181 are owned through an account managed by Lenado Advisors.

Lenado Capital is the general partner of Lenado Partners and the private investment partnership and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by such parties. Each of Aspen Advisors and Lenado Advisors is an Attorney-in-Fact of EnterAspen. Mr. Hecht is the managing member of each of Owl Creek, Aspen Advisors and Lenado Advisors and the sole member of the managing member of Lenado Capital. As the managing member of Owl Creek, SPV Quatro and Lenado Advisors, the sole member of the managing member of SPV UNO, Aspen Advisors and Lenado Capital and the owner, directly or indirectly, of a majority of the membership interests in each of Owl Creek, SPV UNO, SPV Quatro, Lenado Capital, Aspen Advisors and Lenado Advisors, Mr. Hecht may be deemed to be the controlling person of Owl Creek, SPV UNO, SPV Quatro, Lenado Capital, Aspen Advisors and Lenado Advisors, and through Lenado Capital, Lenado Partners and the private investment partnership. Each of Aspen Advisors and Lenado Advisors, as investment manager for their respective private clients, and with respect to Lenado Advisors, also as investment manager for Lenado Partners and the private investment partnership, has discretionary investment authority over the Common Stock held by their respective private clients and Lenado Partners and the private investment partnership, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Lenado Partners, the private investment partnership, SPV UNO, SPV Quatro and the private clients of Aspen Advisors and Lenado Advisors, including EnterAspen. Each of Lenado Advisors and Lenado Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Lenado Advisors and Aspen Advisors.

(c) Except as described in Item 3, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

(d) The various private accounts of which Aspen Advisors and Lenado Advisors serve as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. Such private accounts include EnterAspen, a Reporting Person, which beneficially owns 12.48% of the Common Stock of the Company. Each of Lenado Partners and Lenado Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Lenado Advisors and Aspen Advisors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following exhibit:

Exhibit 13 Amended and Restated Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 10, 2011

ASPEN ADVISORS LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Sole Member of the Managing Member

LENADO CAPITAL ADVISORS, LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Managing Member

LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.

By: LENADO CAPITAL, LLC

Its general partner

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Sole Member of the Managing Member

LENADO CAPITAL, LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Sole Member of the Managing Member

ENTERASPEN LIMITED

By: ASPEN ADVISORS LLC

Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Sole Member of the Managing Member

By: LENADO CAPITAL ADVISORS, LLC

Its Attorney-in-fact with respect to accounts managed by Lenado Capital Advisors, LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Managing Member

SPV UNO, LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Sole Member of the Managing Member

SPV QUATRO, LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Managing Member

      /s/ Nikos Hecht

Nikos Hecht

OWL CREEK CAPITAL LLC

By:       /s/ Nikos Hecht

Name: Nikos Hecht

Title: Managing Member